Exhibit 99.5

Earnings Call

“Infosys Earnings Call Q3 FY2020”

January 10, 2020

CORPORATE PARTICIPANTS:

Nandan Nilekani

Chairman of the Board

Salil Parekh

Chief Executive Officer & Managing Director

U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

analysts / INVESTORS

Moshe Katri

Wedbush Securities

Rod Bourgeois

DeepDive Equity Research

Bryan Bergin

Cowen

Sudheer Guntupalli

Motilal Oswal

Sandip Agarwal

Edelweiss

James Friedman

Susquehanna Financial Group

Sandeep Shah

CGS-CIMB

Joseph Foresi

Cantor Fitzgerald

Shashi Bhushan

Axis Capital

Abhinav Ganeshan

SBI Pension Fund

Diviya Nagarajan

UBS

Nitin Padmanabhan

Investec

Keith Bachman

Bank of Montreal

Pankaj Kapoor

JM Financial

Arvind Ramnani

KBCM

Vibhor Singhal

PhillipCapital

Apurva Prasad

HDFC Securities

Dipesh Mehta

SBICap Securities

Moderator

Ladies and gentlemen good day and welcome to the Infosys earnings conference call. As a reminder all participant lines will be in the listen-only mode, and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, you may signal for an operator by pressing “*” and “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Thanks Karuna. Hello everyone and welcome to the Infosys earnings call to discuss Q3 FY2020 earnings release. Happy New Year to everyone on the call. This is Sandeep from the Investor Relations Team in Bengaluru.

Joining us on this call today is Chairman, Mr. Nandan Nilekani, CEO & MD, Mr. Salil Parekh, COO, Mr. Pravin Rao, CFO, Mr. Nilanjan Roy, along with other members of senior management team.

This call will be for 90 minutes and will be divided into two parts. For the first 30 minutes, our Chairman Mr. Nandan Nilekani will talk about and take questions on the whistleblower matters and the recently concluded investigation. That will be followed by the regular earnings call format in the next 60 minutes with opening comments by Salil, Pravin and Nilanjan, followed by Q&A.

Please note that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Nandan.

Nandan Nilekani

Thank you Sandeep and I would like to welcome all of you to this call. I am pleased to say that the Infosys Audit Committee did not find any evidence of financial impropriety or executive misconduct and there is absolutely no change in previous financial statements. Everything has come out clean. We have had a very thorough investigation done. This was done by independent legal counsel Shardul Amarchand Mangaldas along with PricewaterhouseCoopers. We also had Ernst & Young as our internal auditors and as you know our certifying auditors are Deloitte. So this has gone through the scrutiny of all these various groups and there are absolutely no issues of restatement or anything of that type.

The audit committee has taken this very seriously and they have done a very thorough investigation. Just to give you a sense of the scale of the investigation - 128 interviews with 77 people, 46 custodians for data were nominated and their review was over 210,000 documents with over 8 terabytes of data which were processed. This investigation began when we appointed Shardul Amarchand on October 21 and concluded today. So it has been a very intense several weeks which have occupied the investigators as well as our people, our Board members, our management team and also our General Counsel, Inderpreet.

The investigation review was done for the period from January 1, 2018 to September 30, 2019. The investigative team was given complete unrestricted access to every person and every piece of information that was there and it was ensured that the company, its Directors and its employees cooperated fully and extensively in this investigation.

Apart from the fact that we had a very thorough investigation, we have also made sure that all the key findings of the investigation are put out in the public domain. This is not some one statement, this is a detailed thing where we have taken each of the allegations, be it on the business side or about the CEO and on a point by point basis, the allegations have been answered. On almost all of it, it is very clear that the allegations are unsubstantiated.

There are a couple regarding one large deal where there was a question, whether to use a Percentage of Completion method for costs or to use the Straight Line Method for revenue recognition. The company as a policy has been using both the SLM method and the POC method and a very large number of projects are in SLM method. However, the company from time-to-time, based upon the nature of the contract has chosen to operate on the POC method and POC method was selected for this. Both these methods are in line with both accounting standards as well as the policy of the company. Therefore, we are quite comfortable that the company’s actions on this have been correct.

The other matter which is also related to the same contract, is some service credit. There has been a point made by the investigators about that. Here again we have reviewed the investigation and this is about whether something has to be reversed or non-accounted. It is clear that it is neither qualitatively nor quantitatively material to the reported revenues or operating profits because the cumulative effect of this is in the range of 0.02% to 0.03%. It is a miniscule amount, just a couple of million dollars compared to the multibillion dollar revenue that we have. Therefore, this is not relevant and would have had no impact on any of our revenues or margin or guidance.

So, these are the only two things which we have and the Audit Committee has taken a view on both. Everything else is unsubstantiated. There were also a number of allegations made about the CEO, some of which were bordering on the comics. But anyway we have taken them one-by-one and shown clearly that all of them have been addressed and we are very happy that the CEO has come out of this investigation with flying colors. I am grateful to Salil because Salil and his team have had to face a lot of questions and they are thorough professionals whether it is Salil, whether it is our CFO, Nilanjan Roy or all the outstanding members of our Finance Department: Jayesh, Deepak Bhalla, Sachin Zute, Amrita Srikanth, Sandeep Mahindroo and others. All of them are outstanding professionals and they have had to deal with both closing the books as well as closing this investigation and they have done that brilliantly with high integrity. The Board, the Chair, the Audit Committee, everybody is pleased that our management team has come out so well. The Board continues to have the fullest confidence in Salil and his management team. We believe that this episode, this distraction has actually made us stronger, more committed to our goals, brought us all together and we are now confident that having put this distraction to rest, we can get on with our business of running a great company.

So I will stop at this point and I will be happy to take questions. After I finish my session, I will hand over to Sandeep after which I will get down to the real purpose of this call which is to discuss the business performance of Infosys.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question and answer session. The first question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Yes, thanks congratulations on concluding this external investigation. Two things here, will there be any changes to the future use of POC accounting down the road that is number one. And number two, any color on the ongoing SEC investigation in terms of timeline and what to expect? Thanks a lot.

Nandan Nilekani

Thanks Moshe. First of all, the company’s policy has been to have both these methods SLM and POC. It is true that bulk of the contracts are done with SLM. But from time-to-time, given the unique nature of some contracts, we do use the POC method. So both are part of the policy. And I am not an expert and maybe I am getting into dangerous waters, but I do not think there is going to be any change in this policy.

On the second point, you are absolutely right. We are engaging with the SEC. We are giving them full cooperation over the last several weeks. We have been giving them an update from time-to-time and we will continue to engage with the SEC and take this to its logical conclusion. In terms of the timeframe, we cannot say what the timeframe would be. That SEC will see but we are ready, waiting and able to engage on any issue and give them the fullest cooperation.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity Research. Please go ahead.

Rod Bourgeois

Will there be any changes in your employee base as a result of this investigation? Or are all the employees that were involved, remaining with the company at this point?

Nandan Nilekani

First of all that is an assumption which I would like to correct. There is no evidence that this whistleblower was done by employees. By saying that it is employees does not mean it is by employees, please understand that. It is entirely and equally likely that this was done from outside and it has nothing to do with employees. As I said, we have complete confidence and faith in the integrity of our finance team and leadership. So there is absolutely no change. We have a strong team, they continue to be there and we will continue to build the company as we always were.

As you know, under the Whistleblower Protection Policy, we are not supposed to go around looking for who the whistleblower is and as I also said this could be inside or outside. Our view would tend towards outside. Therefore, I would not get worried about this issue at all and everybody continues and does their job.

Rod Bourgeois

That's a very helpful clarification. One quick follow-up, I mean as we have moved into the digital era, the nature of deal structures have modified to some extent. Are you making any changes in your approach to structuring deals or your process of approving deals and did this investigation shed any light on modifications to any processes that might be useful going forward?

Nandan Nilekani

I think if anything, this detailed investigation which examined the 210,000 pieces of data and which had 8 terabytes, has in fact brought out the robustness and detailed approach that we have, the way we approached revenue recognition, the way we approach contracts. Of course, we are always willing to learn and improve. As you know, we have three auditors and one law firm here. So we really need to assemble from all that. But once we get all the details, if there is a scope for process improvement, we will do that. That is the nature of how we do things, we keep improving processes. It is nothing specific and in fact after having this extensive investigation, the fact it boiled down to a couple of things itself shows the strength of the company.

Moderator

The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

Just one from me on this section, any material costs associated with the actual review process that are worth identifying here? So any financial impact from the actual process that you went through, just to give us a sense of any related margin drag?

Nandan Nilekani

I think the cost has already been factored in Q3.

Bryan Bergin

Okay, I was curious if it was a material number that impacted the operating performance.

Nandan Nilekani

No, not at all. I think while it is expensive to hire lawyers, I think on $12 bn revenues, we can manage.

Moderator

The next question is from the line of Sudheer Guntupalli from Motilal Oswal. Please go ahead.

Sudheer Guntupalli

Going forward, is there a mechanism that we have identified to ensure that genuine stakeholders of the company, be it shareholders or employees or clients or even the management team are insulated from any more of such potentially frivolous complaints?

Nandan Nilekani

Now if somebody files a whistleblower complaint, and if that person chooses to also release it to the media before the company has an opportunity to investigate and come to a conclusion, there is nothing that the company can do. We are committed to highest standards of governance. We will deal with whistleblowers as they come. We are confident that we run the business in a clean and ethical manner and we will continue to do that.

Sudheer Guntupalli

When we talk to the clients are there any reference to this incident or any clients have expressed concerns related to this?

Nandan Nilekani

When this incident happened, we did reach out to clients. We explained to them that we are doing an investigation and our clients, many of whom we have been working for more than two decades, were very understanding. Now that the reports have come out and there is a clean chit for the company and for its leadership, we will make sure that all our customers are aware of this development so that if they have any niggling concerns, they will be put to rest.

Moderator

The next question is from the line of Sandip Agarwal from Edelweiss. Please go ahead.

Sandip Agarwal

Thanks for giving me the opportunity to ask questions and congratulation on giving the findings of audit committee, very favorable one. So Nandan, I just have one question and I know that you have already answered it in a different way but I would like to know the immense pain that everyone has to go through when this kind of frivolous and intentional motivated complaints are made and there is an immense suffering for all the stakeholders, obviously the company suffers the most, they have to give so much of time to this investigation and do their job. I understand that you follow the best policies on whistleblowers, so you will continue to do that. But the challenge is if these things keeps on coming, it definitely impacts indirectly the CEO, the CFO and weights on their job. It impacts our business in a very substantial way. So, is there any way that a very limited one actually can do this kind of disruption and for most of them, there is a process which can filter out, whether there is any sanctity to that or anything which could be done to at least stop mala fide intentions of this kind of complaints?

Nandan Nilekani

Well, you are absolutely right in saying that when you have such a complaint, it creates a distraction in many ways. Number one, the sheer amount of time, remember I talked about the number of interviews and all that. So the sheer amount of time that our leadership team and our finance team have to spend on this, is a distraction from their work. Very often they have to stay in one place to do the interviews which means they cannot travel to meet customers, so that is the second issue. Third, absolutely when you take outstanding professionals and make wild allegations about them, it can affect the morale and that is certainly something which we have to be cautious about. Some of our customers may have questions and so on and so forth. So I agree with you on that. But I think it is also the responsibility of you guys and the media because when there is a completely anonymous complaint which is deliberately leaked before the company has been given the opportunity to process and have an investigation, then you guys should also think. The part of the problem here is that the reaction of the media and investors also. I think everybody has a role to play to make sure that this kind of weaponizing does not happen.

Sandip Agarwal

Nandan, if I can add only one point, we have the same view that you have since day one. Like we have always said that nothing wrong can happen in Infosys at least on corporate governance. We always said that the only challenge is that when these kind of things happen, there is also a lot of pain from the perspective of long-term value of the stock. I understand that you do not take a short-term view, but even in the long-term there are many parameters which are there when anyone evaluates the stock, those gets disturbed very substantially and it impacts the value of the company. So that is the reason I am asking that there has to be some option or if you can at least think of a process by which these things could be from the company side also could be limited or restricted to some extent that you gave some kind of clarification immediately. I am not saying you should do this but I am just saying if anything goes wrong.

Nandan Nilekani

Please understand, what are the incentives? Hypothetically, suppose we have a policy that every time we get a whistleblower we issue a press release or something, there will be no end to it. We will have 10 whistleblowers a day and no matter how wild the allegations, no matter how unsubstantiated they are, we will have to be issuing stock exchange notices. I do not think any company in the world can run like that. So you have to accept that when something is anonymous, unsubstantiated and not backed by evidence, the least you can do is give the management and the Board the space to investigate and get back. Now if you do not have that then what can I say, I mean what you want me to do. I agree with you that obviously if something like this is there, then it creates an overhang, I appreciate that. But our goal is to minimize this and hopefully reach a point when we will not have any more of these things.

Sandip Agarwal

Absolutely. The detailed report which you have published, in the long-term, now people will not take these kind of anonymous complaints at all seriously. That is what I hope.

Nandan Nilekani

We appreciate your hope and we are with you

Moderator

The next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

Most of my questions have been answered. But I do want to ask Nandan from your prepared remarks, do you have any sense of what the motivation of the whistleblower might have been? Was it nefarious in nature and are there any repercussions for them?

Nandan Nilekani

We have to be very careful on these things especially under US law the whistleblower is well protected and rightly so because you need strong whistleblower protection to ensure that genuine malpractices and fraud come out and I appreciate that. But what happens often is that because of the strong protections, we are also not in a position to even speculate on who could it be and so on. So we are also bound by what we can do. But once this whole thing is settled down, we will look at the law again and see what is possible. At this point we are not going to speculate on who it could be.

Moderator

The next question is from the line of Sandeep Shah from CGS-CIMB. Please go ahead.

Sandeep Shah

As a method of investigation whether the current investigators who carried out the report whether they had a right to ask for those evidence like video and the e-mail, which has been claimed by the whistleblower letter has been given to the regulator, from the regulator or are they not being allowed to do that as per the regulatory hurdles?

Nandan Nilekani

Please understand that in this whole episode, the claim on evidence is only in the letter sent to the whistleblower protection office of the SEC. That letter claims that there is a pen drive, one with e-mails and one with phone calls. We have not received that. We also said that in one of the statements we issued late October, early November. As you know, if you ask the regulator about something they say we can neither confirm nor deny the existence of this. So you do not get any visibility from the regulator. We do not have the information nor has the whistleblower thought it fit to provide this information to the investigator. So as far as we are concerned, we do not know if such evidence exists. We will be happy to see it and we look forward to the whistleblower sending us this information.

Moderator

Thank you. The next question is from the line of Joseph Foresi from Cantor. Please go ahead.

Joseph Foresi

I just had two quick ones. It sounds in your earlier remarks like you thought the whistleblower might have come from outside the company. I am just wondering why you thought that. Then just as importantly if the person or entity continues, how do you expect to handle that and/or copycat?

Nandan Nilekani

First of all as I said, beyond a point we cannot really investigate where it is coming from. We have seen that our finance leadership team is innocent. They are of the highest integrity. They have not done this. That much I can say categorically. Therefore we would tend to believe that perhaps there is an external hand in this but again because of the fact that we are constraint from actually getting into it, I cannot comment more than that. Now if somebody wants to do some copycat thing, we will have to deal with it. I think we are fully prepared, we have nothing to hide. We run a company with high ethical standards, we run our robust balance sheet. Just think about it, three months of investigation, 210,000 e-mails and 8 terabytes of data and all that we have is something which is about $2 million impact. So it clearly shows that this company has robust processes and checks and balances. We are completely confident about the way we run our business. I am sure that once that confidence is there, then even if somebody tries something, it would not have any credibility.

Joseph Foresi

My concern was, if there was a short seller or somebody else who was trying to create volatility in the stock. If they kept doing it, do you have any plans in place to handle future accusations. That is why I asked about the copycats?

Nandan Nilekani

Yes, but I cannot help you there.

Joseph Foresi

Thank you.

Moderator

The next question is from the line of Shashi Bhushan from Axis Capital. Please go ahead.

Shashi Bhushan

Thanks for taking my question and congratulations on favorable verdict from the investigation that helped resolving most of the queries raised by the whistleblower. Do you think the investigation that we have run would be sufficient to take care of most of the SEC queries that would come?

Nandan Nilekani

I cannot comment on how the SEC will view this. All I can say is that we have done a very thorough and rigorous investigation. The investigating legal firm and investigating auditing firm has been given complete access to every e-mail, every conversation and they have been encouraged to interview. In fact, many people have had multiple interviews so that they get to the bottom of all this and over the last several weeks, our legal counsel has been updating SEC about the developments. I think now it is really for that conservation to happen. I am sorry I cannot read their mind, so I cannot say what it is. But we are comfortable that we have a very thorough, extensive and comprehensive investigation and we hope that will keep us in good stead when we engage with them.

Shashi Bhushan

One on the business side, our aggressive sales pitch has helped regain some market share but there were deals like asset and employee takeover where Infosys was not trading earlier and that has been a big contributor of growth in FY2019 and 2020. So do we see any change in our stance for the same after this episode?

Nandan Nilekani

No. I think this is really a business question and I will request Salil to answer it in his session. But fundamentally whatever strategy that is being followed, whether it is large deals, employee takeover, all the strategies followed by management is completely endorsed for the company. It is the official strategy of the company presented to the Board and the Board fully backs these decisions.

Moderator

Ladies and gentlemen, now I hand the conference back to Mr. Sandeep Mahindroo for further proceedings. Over to you Sir!

Sandeep Mahindroo

Thanks Nandan for providing your comments on this aspect. Thanks for your time. We now move to the second part of this call which is on the recently concluded quarter and the commentary on business. I would request Salil to give his opening remarks, subsequent to which probably Pravin and Nilanjan will talk before we open it for Q&A.

Salil Parekh

Thank you Nandan. Thank you Sandeep.

Good morning and good evening to everyone on the call. Before I share with you the updates for our strong quarterly results, I like to share a few remarks. I would like to thank the Board and Nandan for their trust, the way we are driving the business and for the conclusion of the investigation, which showed no financial impropriety or misconduct. I would like to thank all the employees of Infosys and our leadership team, who have been steadfast in their support of me and the work I am doing here. I would like to thank my family and friends for their guidance in the last few months. They have been a pillar of strength for me.

Going forward, my objective remains to continue working with commitment, integrity and with inclusiveness. I look forward working with our clients and helping them transform the business for the new digital future and in that process, building Infosys for the next decade.

With that let me share our results update. I have a few comments to make there. As I shared earlier, a very strong and successful quarter. We delivered another quarter of all-round performance in Q3. Revenue growth was strong in Q3, digital revenue share crossed 40%, operating margins expanded for the second consecutive quarter. Cash conversion was very strong, deal signings were healthy and attrition reduced during the quarter.

We grew 9.5% YoY in Q3 in constant currency terms, growth in the first nine months of this financial year is comfortably in double digits, at 11.1% over the same period for the prior year.

In Q3 both the US and Europe geography saw double-digit growth and most of our business segments witnessed another quarter of double-digit growth in constant currency terms.

Our Digital revenue grew at 40% in Q3 in constant currency terms. Digital revenues crossed $5 bn annual run-rate and were $1.32 billion in Q3 constituting 40.6% of overall revenues. As we shared with you in the recent analyst meeting, our digital investments across the five pillars is deepening our engagement with clients reflecting in strong growth in this area.

We had a healthy quarter of large deal signings in Q3 at $1.8 bn. The 56% increase in large deal TCV in first nine months of this year over the same period in the prior year, is a reflection of our client-centricity and the benefits of various investments we have made over the past few years. It is also visible in the growth in client metrics, especially with the $100 mn client count increasing by 5 to 28, and our $200 mn clients count doubling in the last one year.

Operating margins in Q3 expanded to 21.9% compared to 21.7% last quarter. Nilanjan will elaborate on the margin puts and takes, and cash generation during his remarks.

I am pleased with another quarter of reduction in attrition which declined to 17.6%, a decline of almost 2% points compared to Q2. Within this voluntary attrition is even lower at 15.6%.

Our digital capability along with our large deal engine continues to be the growth driver for us. Let me share with you a few examples.

A leading European telecommunications provider selected us as their preferred IT partner to deliver several digital and data initiatives for the next five years.

We have been selected by the Australian Federal Government’s Services Australia to digitally transform the entitlement calculation engine for the nation’s welfare system. This program will replace a significant portion of the 30-year-old platform, modernizing the way Services Australia calculates entitlements for Australians needing government support.

A European chemical company has retained our services to digitally transform 19 of their data centers spread across six countries. Such large scale transformation to modernize existing technology investments and make them digital for the future are increasingly becoming a priority for our clients and we are deeply invested in serving their expanding needs.

Driven by double digit growth in the first nine months, we are updating our financial year 2020 revenue guidance. Our revenue growth guidance moves from 9%-10% to 10%-10.5% on a constant currency basis. We are retaining our operating margin guidance at 21%-23% for the financial year 2020.

With that let me hand it over to Pravin.

U.B. Pravin Rao

Thank you Salil. Wish you all a very Happy New Year.

Our growth momentum continues despite the seasonal weakness with YoY growth of 9.5% and sequential growth of 1% in constant currency terms. Four of our major business segments clocked double digit YoY growth in constant currency. Both North America and Europe also grew double digits YoY in constant currency.

Utilization excluding trainees declined during the quarter by 50 bps to 84.4%, reflecting seasonal weakness. Onsite effort mix reduced to 27.7%, a further decline of 50 bps compared to last quarter.

Our efforts to stem attrition continued to show results. On a standalone basis, attrition reduced by another 1.8% sequentially to 17.6%. Voluntary attrition was even lower at 15.6%. Our enhanced focus on increasing employee engagement, performance and skills driven value proposition for employees and improving diversity will continue.

Client metrics continued to be strong. We added 84 new clients during the quarter. Number of $100 mn clients increased to 28.

We won 14 large deals with a combined TCV of $1.8 bn. Out of this, share of net new deals was 32%. Seven deals were in Financial Services, two deals each in Communication and Manufacturing vertical and one deal each in Retail, Energy Utility Resources and Services and Others segment. Region wise, eight were from Americas, five were from Europe and one from Rest of the World. Cumulative large deal wins in nine months stand at $7.4 bn which is 56% higher than first nine months of the last fiscal.

Moving to the business segment. While the headwinds persist in Financial Services, we have seen sequential growth in North America aided by stable customer spend and new deal wins. We saw a significant impact of furloughs in Europe and Rest of the World regions. The Commercial & Corporate banks, Consumer, Cards and Payments, Wealth Management & Custody, Mortgage portfolios of our business are seeing good traction across geographies. We expect pressure to continue in the near-term driven by market volatility and pressure in spending in run the business segment.

Retail segment performance remained muted with continued cautious stance of clients. There is acceleration in spending towards Digital, IT simplification and modernization which are priority for clients. We are proactively investing in creating assets to help our clients maximize ‘value to price’ from their digital investments.

Manufacturing performed strong with continued momentum from existing clients. However, weakening economic outlook and the effects of trade war have led to increasing scrutiny on spending plans. Infrastructure cloud services are seeing traction and in application related services, focus is on mobility and data analytics. Our deal pipeline is strong with a good share of large deals and new account openings across geographies.

Strength in Communications segment continued due to past large deal wins. Clients are prioritizing funding in their customer reach out and transformation initiatives through digital channels, Self-services, Omnichannel, AI and Chatbots. We are also seeing increase in spending around cyber security and network virtualization.

Momentum in Energy, Utility, Resources and Services vertical softened slightly due to seasonal weakness and some client specific issues. We continue to win deals in this segment and have a robust order pipeline. Automation, RPA, operational insights and technology led innovation are becoming mainstream in Resources and Utilities. Service reliability, cyber security, compliance and safety are attracting higher spends in this space.

Our Digital portfolio is growing bigger and stronger. Digital revenues grew by over 40% YoY in constant currency in Q3 and now constitute more than 40% of our overall revenues. We see increase in demand towards data and analytics, Cloud, SaaS, user experience, security and IoT. We have inaugurated a new digital innovation center in Dusseldorf, Germany to focus on next generation business reach such as SAP HANA, as well as Cloud based services, IoT, 5G, AI and Machine Learning.

In the last quarter, Infosys was ranked as leader in eight ratings in the areas of IoT and Engineering Services, Modernization, Microsoft Dynamics, ServiceNow and Blockchain services.

With this I will hand over to Nilanjan.

Nilanjan Roy

Good evening everyone and welcome to our Q3 FY20 earnings call. Let me start by wishing everyone a very Happy New year.

Our revenues in Q3 was $3.24 bn, which is a constant currency growth of 9.5% YoY. The year to date constant current growth is 11.1% compared to the same period last year. Similar to prior quarters, growth was broad based with US, Europe and many business segments growing double digit YoY. Our revenue in Digital crossed 40% during the quarter.

Operating margin in Q3 was 21.9% compared to 21.7% last quarter, an improvement of 20 basis points. During the quarter, the rupee depreciated against the dollar by 1%, but was offset by reduced contribution from revenue hedges leading to a net 10 basis points benefit on operating margins due to currency. Cost optimization measures, including improvement in on-site mix and operating leverage helped margins by 50 basis points. This was offset by a drop in utilization, some of which is seasonal, and RPP, which impacted margins by 40 basis points, leading to a 20 bps increase in operating margins over Q2. We will continue to focus on improving operational parameters like rationalizing pyramid both onshore and offshore, improving onsite-offshore mix, lean & automation and other costs optimization measures.

DSO increased by seven days although unbilled revenues also on the other hand reduced by four days.

Cumulative free cash flow till December was $1.55 bn which is a growth of 7.4% over the same period last year, aided by a tax refund of $221 mn.

Cash and cash equivalents at the end of the quarter was $3.42 bn. Yield on investments was 7.77%, 20 basis points lower than Q2 reflecting declining interest rate environment in India.

We paid out $577 mn interim dividend during the quarter including DDT. Return on Equity has increased to 25.9% in Q3 2020, an increase of 270 basis points YoY. This was due to completion of share buyback and increased dividend payouts for our shareholders.

Driven by our performance in the first nine months of the year, we have increased our revenue guidance to 10%-10.5% in constant currency terms. Operating margins for nine months ended December are at 21.4% firmly within the guidance range of 21% to 23% and hence we are retaining our operating margin band for FY20 at 21%-23%.

With that we open the call for questions.

Moderator

Ladies and gentlemen, we will now begin the question and answer session. The first question is from the line of Abhinav Ganeshan from SBI Pension Fund. Please go ahead.

Abhinav Ganeshan

Congratulations on a great set of numbers and for also giving the clarity on the whistleblower front. My only question was, what is the outlook on the BFSI space and the Retail space?

U.B. Pravin Rao

We have had a soft quarter in BFSI. On a sequential basis it was flat and on YoY basis, we grew just over 6%. We have seen more than anticipated furlough impact in Europe and Rest of the World. However on the positive side, we have seen some growth in banking in North America. So it has been a mixed bag. We expect some degree of softness to continue in the coming quarters. But we have a very strong franchise. We have a very diversified portfolio across geographies and segments in this space. Also in the last few quarters a big percentage of large deal wins have come from this space. So we are very confident that as and when we start seeing spend uptick, we will be able to capture it. Similarly, on Retail space after a few quarters, we saw growth coming back. We had a 1% constant currency sequential growth, though on a YoY basis it was about 2%-3%. Hopefully, this increase in growth will sustain over the quarters. But having said that, this space normally is very volatile and very susceptible to changes in consumer sentiments. We continue to see a record number of store closings. So, we expect some degree of volatility to continue in this space, but hopefully we have come off a series of weak quarters and hopefully this positivity in Q3 will continue in the next few quarters.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

On the contract flows, if you look at the nine months trends that we have seen in the net new deals, the last quarter we did see a low of around 10% of net new deals, this quarter it is about 30%, much higher new deals than in the last quarter. That when combined with some of the softness that you have just alluded to in some of your key sectors, I am trying to understand what will then keep our revenue run rates where it is right now? What is needed to kind of keep this momentum up as the next few quarters come in?

Salil Parekh

I think the way you are looking at is also the way we are thinking about our business in terms of what are the drivers for our growth. As we shared at the analyst day and throughout the past year or so, the main focus has been large deals and digital expansion. To continue the momentum, we need to have that working through the next few quarters and obviously in the future. Our pipeline today is quite strong, so we have a good sense of where that is coming from. There remains significant connect and trust from our clients and we are engaging with them on several of their new programs and that is where we think we have to go more and more. Our focus is today to close our financial year in March and start to think about the next fiscal year and what that’s going to look like, given the overall environment and some of the comments that Pravin made about Financial Services and Retail.

Diviya Nagarajan

Congratulations to you and Nilanjan and the rest of the management team for a positive closure on the investigations. I will come back for follow up questions if there is time. Have a great year.

Moderator

The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

I wanted to ask on the core, can you comment on the acceleration in the decline of that quarter to negative 5%, just what are the key drivers there?

Salil Parekh

As you saw in our note, core business had a negative growth on YoY basis. We have had in past few quarters more in the range of zero, zero plus type of growth. A year ago it was lower single digit growth. What that is demonstrating to us is that the client buying is more and more in the digital area. Our business in the core services is extremely strong and competitive and we believe that even here we have a situation where we are ahead of where some of our peers are. But the spending with clients is more focussed on digital and with our reorientation, investments, market connects in digital, with our partners and with our clients, we start to see some benefits where the digital is growing and therefore helping the overall company.

Bryan Bergin

Thank you. That was helpful. On margins, as far as the outlook goes and as it relates to your initial three-year investment and turnaround plan, do we decipher that it has progressed as per your plan? I am not asking for formal guidance beyond fiscal 2020 but how should investors think about the margin drivers going forward from here?

Nilanjan Roy

Like I just mentioned earlier in the press call, this industry forever, will face two cost headwinds. One is the pricing pressure, and second is the wage inflation. Usually the wage inflation, especially in India, will get offset hopefully by currency in the long term, with the real interest differential, which basically leaves, how do we make up the balance margins, which is through cost optimization. We have laid out a very aggressive cost optimization plan which we discussed in detail in the analyst meet. A couple of things which are quite routine for this industry, we all know about the pyramidization. We talked about the onsite-offshore mix. But a few things we are driving we think quite uniquely. One is the setting up of the innovation hubs in the US. I think that's quite unique for us in that space, because that allows us to build a full stack pyramid in the US, unlike a very top-heavy pyramid, which is there for most players in this segment. Another thing which we are doing very aggressively and you will see our numbers on subcon costs which are well below our peer set. Subcons are quite necessary in this industry to make sure that the short-term demand has been met or the special skills. But what we have been doing now is at the tail-end of the subcons, we are trying to replace them through our own employees. The hiring lead times which is usually shorter for these, we will make up with our own employees or replace these or convert some of these subcons to our own employees. Our subcon costs have been quite stable over the last few quarters. There are host of activities on cost optimization, probably the 21 tracks running simultaneously. This is a treadmill on which we will have on year in and year out. We talked about digital pricing, that's something we are looking at. Not that we think, will command dramatic premiums, but more that we should not be leaving any loose change on the table when we are looking at our price for digital talent which is quite scarce. Like I said this year we are 21.4%, for the nine months we are sticking to 21% to 23%. We will come back to you next year as we set up our new FY21 plans.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Couple of questions actually, one is how much did the acquisition of Eishtec contribute for this quarter?

Nilanjan Roy

That is $3 mn.

Nitin Padmanabhan

Sure thanks. The second is in terms of the cost savings that you alluded to Nilanjan you had mentioned $150 mn of cost saving target for the year, how much of that have we achieved in the first nine months?

Nilanjan Roy

I can say that we are well on our way to reach the annual target. So maybe hopefully we can be slightly above that, but we will reach quite confident about the $150 million number.

Nitin Padmanabhan

Sure, and the other thing was on the DSO it has been sort of trending up over the past many quarters. Is that a reflection of the large deals or how should one think about it, should we assume elevated levels of DSOs going forward?

Nilanjan Roy

I think last quarter we were chastised for increase in unbilled. If you see this in conjunction with unbilled and unearned, actually the overall DSO, unbilled, unearned and AR is actually up by only one day. As we bill the client, will get collected in the future. So we've about $100 million reduction in unbilled as well. So it has to be seen in conjunction with that.

Nitin Padmanabhan

Yes, I am looking at that but over a longer period, so if I take a four quarter rolling period it seems that it is sort of increasing every quarter?

Nilanjan Roy

Yes, there has been some increase and if you see in the industry as well there has been little bit of increase as we have seen clients asking for a little bit more headroom. But I think there is nothing unduly concerning about it.

Moderator

Thank you. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

Thank you. I wanted to ask two questions. I wanted to go back to margins for a second. This is your second straight quarter of sequential margin increase, it is still down YoY. And should we therefore assume that if we look forward the margins, if you continue to have flat to up sequential margins, then you can hold these levels as we look into the next fiscal year? And any specific comments you want to offer on March quarter on how we should think about the puts and takes associated with the operating margins and a little follow up, please.

Nilanjan Roy

We are still holding onto 21% to 23%. We are at 21.4% for first 9 months. That is the way we look at the overall margin for the year. I do not think at this stage we will able to give an outlook on where we are going to end up this year and Q4 or next year. By next quarter we will give you an outlook into FY2021, but that is premature now.

Keith Bachman

Okay any puts and takes you want to call out for the March quarter in particular on operating margins?

Nilanjan Roy

No, nothing really.

Keith Bachman

Then as I think about the revenue guidance that you have provided, you have raised it for this quarter. But I still look at what is implied for the March quarter it still suggests sub-seasonal growth relative to the last two fiscal years for the March quarter on a sequential basis. Is there anything you want to call out on why - you've talked about the pipeline being pretty rich, but any reason why it would be sub-seasonal growth in the March quarter?

Salil Parekh

The way we have looked at the guidance is, given the strength we have had in the first three quarters of the year and the current pipeline, deal convergence and the revenue outlook we see internally for Q4, we felt comfortable to raise our guidance for the full year and also narrow the band. The specific commentary on the segments - I will go back to what Pravin said - the comments on Financial Services and Retail, where he gave some more colour on and the real strength we have in several of our segments, which are all growing double-digit or more, and the color that he shared on those as well.

Moderator

Thank you. The next question is from the line of Pankaj Kapoor from JM Financial. Please go ahead.

Pankaj Kapoor

Nilanjan, Salil had mentioned in the press meet that there are plans to replicate the onsite pyramid that we have developed in the US, now also to Europe and Australia in the coming years. So I was just wondering if you can elaborate on this in terms of what kind of a scale we are looking at and what kind of an investment this will require and what is the plan of funding this investment? Will it be through the normal P&L or will there be any incremental investment that will be going into this?

U.B. Pravin Rao

Similar to what we did in the US, we have started the journey in the rest of the world as well as in Europe. In Europe, in April we started a hub in Romania and in October we have opened at Dusseldorf, Germany. Similarly, in Australia we will start with Melbourne and Sydney where we already have a presence. We are not looking at any significant incremental investments. We will probably do it at a much slower pace than what we did in US. In US we had a context. Here we will do more in the context of the client, wherever we have a client concentration or client requirements, that is when we will do. This will probably take slightly longer than what we did in US, with very minimal investment.

Pankaj Kapoor

Second just on a structural basis as we get into 2020 your attrition rate is of course coming down and it looks like there has been some work on the pyramid as well. The subcontractor cost appeared to be also stabilizing. So is it fair to assume that the supply side pressure this year is far lower compared to what we had last year?

Salil Parekh

On the supply side, there is definitely a significant demand for people. I think the attrition improvement is frankly a function of the programs Pravin launched and shared some details in the earlier session that we also shared that at our Analyst Day, which really comprehensively looks at how we engage with our employees in this new era, where the value proposition for employees is very different. So that's really what is driving it. I think our approach to subcontractors is much more tailored to make sure that, as Nilanjan shared, we are replacing subcontractors with recruits as we see more demand stability. So we see supply pressure fairly strong. We will see how the next year or two will look in terms of demand, mainly from clients and that will also give a benchmark for the supply side.

Pankaj Kapoor

So just want to clarify, my question was more in terms of the kind of outlook on the wage hike you expect for this year. Do you think it will be relatively lower compared to what we had last year and any kind of intervention that we had to do last year in terms of specific skill sets, those kind of interventions may not be required?

Salil Parekh

In terms of the salary increase, the decision will be made a bit later. We are not in a position to comment on the next fiscal year salary increase yet.

Moderator

Thank you. The next question is from the line of Joseph Foresi from Cantor. Please go ahead.

Joseph Foresi

Two questions for you. One on demand, any thoughts on the sustainability of the growth rate within Digital and do you feel the business has reset at this higher high single digit annual growth rate?

Salil Parekh

The thinking we have is more focused on how we are working with our clients and fulfilling their digital needs. We understand that the digital market as a collective is growing in the range of 15% or so. So our target would be to gain market share. Based on the last few quarters clearly we have and this quarter we are at 40%. I do not have a sense today, for example, in the financial year 2020 what the growth approach is going to be and certainly we have not outlined externally what our three-year growth outlook could be. What is clear though is we seem to be winning market share in digital and that is getting demonstrated over the past at least six or seven quarters. So my sense is that if we can continue that, we will have the benefit of gaining market share overall and then all of the other factors, for example what Pravin shared on Financial Services and Retail, global macro and so on will come into play and that will drive how the overall growth rate will look.

Joseph Foresi

My second question again is to go back to margins. Any reason to think that margins would not decline over a longer period of time. I mean you cited the pricing pressure in probably most of your business, wage inflation and then clearly you have got the need to invest to handle the digital movement. So from these levels, even though you are not giving any colour or guidance on it, any reason to think that margins would improve or stabilize here?

Nilanjan Roy

So like I said, our first task for this year, as we entered FY20 was basically stabilization of margins. You saw, how we came off at the end of quarter four, and that was on the back of our investments we have made. We have seen the dividends of that paying out. The impact of that is on large deals, on new account openings, how we split our hunting and farming teams. So we have seen those investments paying out. We have talked about the innovation hubs and setting that up and how we are leading to an improved cost structure for us, as well as being a magnet for attracting client business.

So I think this year's target was basically coming to a stabilization mode. I think that is where we are looking ahead, how we make sure we are consistently delivering. Like I said, this is a treadmill, we need to ensure that the cost optimization tracks continue to deliver year-in and year-out. There is no reason why we think that strategically or in the long-term, this business should have lower margins. We talked about the lever of pricing, we always talk about the scarce digital talent. So, we should be able to price this new talent appropriately, get appropriate premium related to the cost. These are some of the things that we are looking at. And like we said, we will come back on next year.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

A couple of questions here. Given the fact you are the first company in the space to report this quarter, may be you can share with us some colour that you are getting from some clients about spending intentions for calendar year 2020. May be some rough numbers in terms of what you expect spending to look like YoY and then also may be some colour on the budget cycle for 2020 as well?

Salil Parekh

We have started to get a sense from our discussions with clients which is relatively early in the calendar year 2020. We are now starting to build our own financial model for our next fiscal year starting in April. So we do not have a sense today that is robust that I can share with you of what were the external levers. We should have a better sense when we come back to you in the April cycle.

Moshe Katri

Alright, that is fair. The second question is, I think the biggest highlight for the quarter was the growth in digital that you had; some pretty big and impressive numbers. Is there anything to call out here in terms of what is driving that? I mean this seems to outperform some of your other peers in terms of growth in digital. Are you doing things differently, are you getting better traction, run rates etc., may be you if can comment on that?

Salil Parekh

There are five areas of Digital that we are focused on. We see an incredible traction on three of them today. The three being, what we call experience to really have clients and end-users connect with technology and we've gone beyond sort of more run of the mill experience to a really intuitive human experience, thinking with digital studios all across the US and Europe and Australia. The second is the area of data, which is from Insights capability on our Digital Pentagon. We see extremely good traction on the data side. We see clients responding well to our capabilities there and we also see an extremely high margin business with a good growth. And the third is the Cloud where we have built very strong partnerships with the three big cloud players globally. We have also build very strong partnership with the SaaS players and their own growth, is in some way reflecting on us and giving us tremendous traction. So those are the three big areas for us today, that are getting the most impact, in terms of growth.

Moderator

The next question is from the line of Sandeep Shah from CGS-CIMB. Please go ahead.

Sandeep Shah

Just wanted to understand, if you look at the new business wins of Q2 and Q3, looks slower versus what it used to be in earlier quarters. So, is it an early indication that entering CY2020 clients are more cautious in terms of IT spend, especially on the new initiatives?

U.B. Pravin Rao

I am not sure where you are drawing this conclusion because if you look at large deal TCV win, the net new was 32% – higher than what it was the previous quarter. Obviously if you look at the last few quarters, there are some quarters where we have had higher net new and some quarters where renewals have been higher. As Salil mentioned earlier, there are primarily two drivers for our growth. One is large deals and we not only have to win our share and win large part of the renewals, but also net new. And we also have to capture as much of share on the Digital side. As long as we are able to do that, we feel that the momentum will continue.

Sandeep Shah

Just a followup, is there any change in the trend of deal closure where decision making cycle has been getting elongated because the election year coming in the US as a whole, so is there any impact?

U.B. Pravin Rao

Not at this stage, the decision cycles have remained the same in the last few quarters. We have not seen any changes.

Sandeep Shah

Lastly, a bookkeeping question, the tax rate has gone down, so I do agree that there is a refund angle as a whole, but apart from that is there any benefit coming out of the new tax regime in India and what could be the normalized tax rate going forward?

Nilanjan Roy

As we said in the beginning of the year, our guidance on ETR was between 27% to 28%. We got two benefits this quarter. One is that in the last quarter there was a clarification on the US BEAT tax, so we got a one off benefit there. Plus in India in one of our subsidiaries, we have decided to go for the new tax regime, which is the lower 25% tax rate. So we got a benefit of approximately about $24 mn between these two during the quarter. So, our normalized tax rate would be about 27%, but these are two one offs during this quarter.

Moderator

The next question is from the line of Arvind Ramnani from KBCM. Please go ahead.

Arvind Ramnani

Thanks for taking my question. I had a couple of questions over here. When you look at your client conversations this year versus last year, there certainly has been a lot of changes, your mix towards digital has changed quite a bit. I am not looking for necessary guidance for next year, but how are you feeling about the demand environment this year relative to last year?

Salil Parekh

As we shared earlier, the real work on that will start to happen in this next few weeks for us. We will start to put together a little bit more systematic view from all of our segments and our service lines to understand what that looks like for the full year. It is a little bit early for me to comment on that.

Arvind Ramnani

I know the previous person already asked about this, the impact of elections and any color you can provide? I mean has this come up at all in any client conversations or planning? Do you expect any near-term delays?

Salil Parekh

You are referring US elections right?

Arvind Ramnani

Yes.

Salil Parekh

For us, nothing has come to us in our client discussion to suggest a change in the direction as a result of that, at this stage. We do not have any specific client shift that we can tell. May be as the year progresses, we will see something.

Moderator

The next question is from the line of Vibhor Singhal from PhillipCapital. Please go ahead.

Vibhor Singhal

Salil I just had one question on the manufacturing division. The manufacturing division has reported quite strong growth in the last six quarters on a YoY basis, so just wanted to check any headwinds or early signs of any weakness that you might see because of a slowdown in the auto segment that we have seen especially in the European markets or is it like we are not seeing anything of that sort as of now in our client base?

U.B. Pravin Rao

Overall we have had a good run in Manufacturing this quarter. It was one of the segments where we saw much higher sequential QoQ growth and for the year as well a double digit growth. So we have seen a very good traction. Having said that, we do see some softness particularly in the auto sector given all the trade wars. Even though there has been some slowdown on the trade war side, some resolution, but still there is some uncertainty and this is also impacting the industrial segment where there is dependency. On the other hand, when you look at aerospace there is a huge order backlog and the pipeline is strong. Despite this softness, the softness has existed in the last one or two quarters –we have done well in this segment on the back of our wins that we have had in our recent past. So while there is softness, we feel that we are in a good space in this segment and we expect that trend to continue.

Vibhor Singhal

That is really helpful. That was all from my side. Wish you all the best.

Moderator

The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

I had a question on the core services and products space that seems to be declining at a faster pace, so can you attribute anything to that is there probably increased competitive intensity in renewals?

Salil Parekh

We talked a little bit earlier on the core services outlook. What we are seeing today, is really a reflection of where we see our clients spend. Our client spend is more and more on the digital portfolio and that spend is less on the core services. Our sense is that, we are more robust in terms of differentiation in core services as compared to some of our peers. Having said that, this is a function of what we see in the market in terms of increasing shift to digital seems to be the secular trend and that will drive the core services. As you rightly said, the last few quarters, we have seen something in the 0 or 0+ range or may be a year ago low single digit growth. So, we need to watch it carefully and see where it goes. We also want to reposition our portfolio towards more of our digital business which has higher margin profile. We think this helps us to reposition our company to where the client spends are also getting repositioned.

Moderator

The next question is from the line of Sudheer Guntupalli from Motilal Oswal. Please go ahead.

Sudheer Guntupalli

If you look at the sequential growth in the top client, top 10 clients and even top 25 clients, the growth looks pretty muted especially in the top client. So the growth in this quarter seems to be largely driven by clients below top 25, so any colour on this will be helpful?

U.B. Pravin Rao

I think in this quarter given the furlough impact, I do not think it is right to draw any inference. At least we are not really concerned about this. The furlough impacted varies from sector to sector and clients to clients.

Sudheer Guntupalli

The second question is, we have ramped up our US onsite headcount over FY2019 and we have been talking about the potential back ended productivity improvement among these employees which can drive up margins. Any qualitative insights into this will be helpful?

U.B. Pravin Rao

There are two things. One is we are trying to derisk our business by doing more local hiring, having a much larger local presence. And secondly from cost perspective just making sure that while we ramp up on the local side, we build a pyramid. So we have done reasonably well. As we have mentioned in the past, we have recruited more than 10,000 people and a good percentage of them are associates from campuses. So far the utilization of these people in projects have been decent and it is probably much better than what we had anticipated earlier. We feel confident and with our unique model of having hubs, we are able to locate these associates and deliver projects quickly and we feel reasonably confident that this model is working. Not only are we able to derisk the visa risk we had, but we are also able to contain the cost structure by building a pyramid. I think that effort will continue. But it is difficult to quantify at this stage because it is early in the journey. We are just about 12 to 18 months in the journey and it will take some time for this to stabilize.

Moderator

The next question is from the line of Dipesh Mehta from SBICap Securities. Please go ahead.

Dipesh Mehta

Sir if one looks at the growth number from Q1 to implied Q4, we are seeing almost 4% deceleration from a YoY perspective in constant currency despite a very healthy strong deal wins during this period. So if you can help us understand how should one look at the momentum deceleration entering into the next year. The second question is about Energy and Utility. In your prepared remarks earlier, you indicated about some client specific issues. So, if you can provide some more colour around it, whether it is likely to sustain or if it is temporary, if you can provide color on the same?

Salil Parekh

On the first part, as you might know in some of our earlier calls, we had shared that in the first half of the year growth was higher YoY than the second half of the year and that is really the way this is progressing. We do not see any change in the traction with clients though there is some base effect that starts to creep in Q3 and then in the ongoing quarters. But we do not see any real change and connect with our clients. For the following year, we will be in a better position to comment at the end of this quarter when we come back in April. On the second part, Pravin will give an update.

U.B. Pravin Rao

On the EURS segment, we have had several quarters of successful double digit growth. This is the first quarter where we have seen a negative growth on a QoQ basis and less than double digit growth. It is partly because of the seasonal weakness and the furlough impact. In a couple of clients, one where we had a descoping in a particular large program and in another account, we have seen some level of in-sourcing. But having said that, given the traction that we have seen in the past, this is not a secular trend and we expect the growth to come back in the coming quarters.

Moderator

The next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

Pravin, I just want to make sure, I understand your message or your observation with regards to North American BFSI as you were growing kind of quick there. Are you saying it is getting better because you talked about the geographic region of BFS. What was your comment about North America, specifically banks?

U.B. Pravin Rao

If you look at our performance this quarter, a big impact has been from Europe and Rest of the World. Partly higher than expected furlough and slowdown, particularly in the Europe due to uncertainties around Brexit. On the other hand, if you look at North American banking segment, we have seen growth. So, that is what I have meant. In the last couple of quarters we have seen growth come back in North American banking space and that was the comment that I made.

James Friedman

That is what I thought. With regard to Communications, is that 5G or is it too early to conclude that. I know 5G according to you populates a lot of different verticals but is that related or is there something else going on?

U.B. Pravin Rao

At least the growth has been largely contributed by some of the large deal wins that we have had in the past. We do find a lot of investments in 5G, obviously there is tremendous pressure for everyone to invest in 5G. We see opportunity is there, but the ticket sizes are still small, most of them are in the pilot phase. The growth is coming from traditional businesses as well as the digital transformation opportunities. In this segment, on one hand there is tremendous pressure on them to invest in 5G. At the same time their revenue per consumer, their TRP is decreasing. They have to compete with Digital natives and OTT providers. So, there is a significant amount of investment in Digital channels, AI Chatbots and so on, particularly in customer service space, and that is where the investment is. Today the growth is coming from those investments, not necessarily from 5G. While investment is there, but from a ticket size perspective, it is still small.

Moderator

Thank you. Ladies and gentlemen, this was the last question for today. I now hand the conference over to Mr. Sandeep Mahindroo for his closing comments. Over to you Sir!

Sandeep Mahindroo

Thanks again for joining us on this call. We really liked your question. Thanks for spending time with us. We look forward to talking with you again. Have a good day.

Moderator

Ladies and gentlemen on behalf of Infosys that concludes this conference call. Thank you for joining us. You may now disconnect your lines.